# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyperscale Data, Inc., CIK 0000896493
CUSIP: 09715M804
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 190, LAS VEGAS, Nevada (NV), 89141
Date of event which requires filing of this statement: 05/19/2026
Filed by CIK 0001212502
Persons authorized to receive notices and communications: Milton C. Ault, III, c/o Ault & Company, Inc., 11411 Southern Highlands Pkwy, Suite 190, Las Vegas, Nevada (NV), 89141, 949-444-5464

## Reporting persons
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 493,762,908; sole dispositive power 0; shared dispositive power 493,762,908; aggregate amount beneficially owned 493,762,908 (51.8% of the class)
  Comment: Represents (i) 2,600,005 shares of class A common stock ("Class A Shares"), (ii) 14,679,698 shares of Class A Shares issuable upon conversion of 14,679,698 shares of class B common stock ("Class B Shares"), (iii) 432,900,430 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock, (iv) 8,311,688 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock, (v) 34,632,035 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock and (vi) 639,052 Class A Shares issuable upon exercise of outstanding warrants. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $183.58 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are based upon a conversion price of $0.1155.
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,793,021; shared voting power 493,762,908; sole dispositive power 1,793,021; shared dispositive power 493,762,908; aggregate amount beneficially owned 495,555,929 (52% of the class)
  Comment: (1) Sole voting power represents (i) 1,125,000 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) 666,300 Class A Shares and (iii) 1,721 Class A Share issuable upon conversion of 1,721 Class B Shares.
  
  (2) Shared voting power represents (i) 2,600,005 Class A Shares held by Ault & Company, Inc. ("Ault & Company"), (ii) 14,679,698 shares of Class A Shares issuable upon conversion of 14,679,698 Class B Shares held by Ault & Company, (iii) 432,900,430 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock held by Ault & Company, (iv) 8,311,688 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock held by Ault & Company, (v) 34,632,035 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock held by Ault & Company and (vi) 639,052 Class A Shares issuable upon exercise of outstanding warrants held by Ault & Company. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $183.58 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are based upon a conversion price of $0.1155.
- HORNE WILLIAM B (CIK 0001333268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,250,001; shared voting power 0; sole dispositive power 1,250,001; shared dispositive power 0; aggregate amount beneficially owned 1,250,001 (0.2% of the class)
  Comment: Represents (i) 1,250,000 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days and (ii) one Class A Share issuable upon conversion of one Class B Share.
- NISSER HENRY CARL (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: affiliate funds (AF); sole voting power 843,753; shared voting power 0; sole dispositive power 843,753; shared dispositive power 0; aggregate amount beneficially owned 843,753 (0.2% of the class)
  Comment: Represents (i) 843,750 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) two Class A Shares and (iii) one Class A Share issuable upon conversion of one Class B Share.
- CRAGUN KENNETH S (CIK 0001327261): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 562,500; shared voting power 0; sole dispositive power 562,500; shared dispositive power 0; aggregate amount beneficially owned 562,500 (0.1% of the class)
  Comment: Represents 562,500 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Hyperscale Data, Inc.
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 190, LAS VEGAS, Nevada (NV), 89141
Comment: This Amendment No. 14 ("Amendment No. 14") amends the statement on Schedule 13D originally filed by the Reporting Persons on October 12, 2021, as amended (the "Schedule 13D"), and relates to the Class A Shares Common Stock of HYPERSCALE DATA, INC. Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 14 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The two (2) Class A Shares owned directly by Mr. Nisser were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer.

Two (2) Class A Shares owned directly by Mr. Ault were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price of the other 666,298 Class A Shares beneficially owned by Mr. Ault that were purchased directly by Mr. Ault with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is approximately $264,097, including brokerage commissions.

The Class B Shares owned by the Reporting Persons were issued as stock dividends by the Issuer.

The aggregate purchase price of the 2,600,005 Class A Shares beneficially owned by Ault & Company that were purchased directly by Ault & Company with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is approximately $3,197,833, including brokerage commissions.

The purchase price of the 50,000 shares of Series C Preferred Stock owned directly by Ault & Company, which are currently convertible into 432,900,430 Class A Shares, and warrants owned directly by Ault & Company, which are currently exercisable (or are exercisable within 60 days) into 422,337 Class A Shares, is $50,000,000.

The purchase price of the 960 shares of Series G Preferred Stock owned directly by Ault & Company, which are currently convertible into 8,311,688 Class A Shares, and warrants owned directly by Ault & Company, which are currently exercisable into 162,217 Class A Shares, is $960,000.

The purchase price of the 4,000 shares of Series H Preferred Stock owned directly by Ault & Company, which are currently convertible into 34,632,035 Class A Shares is $4,000,000.

The remaining warrants owned directly by Ault & Company, which are currently exercisable into 54,498 Class A Shares, were issued in connection with a senior secured convertible promissory note in the principal face amount of $17.5 million, which was sold to Ault & Company by the Issuer, for $17.5 million (the "Senior Note"). The Senior Note was subsequently repaid.

Messrs. Ault, Horne, Nisser and Cragun have been awarded stock options to purchase 2,000,000, 2,000,000, 1,500,000 and 1,000,000 Class A Shares, respectively, in their capacity as an officer of the Issuer, which have a strike price of $0.72 per share, expire on July 30, 2035. Fifty percent (50%) of these options vested and became exercisable on the date that receipt of approval of the option grants by the Issuer's stockholders and the NYSE American. Stockholder approval was obtained on April 10, 2026 and approval from the NYSE American was obtained on May 6, 2026, so May 6, 2026 was the date that these options vested and became exercisable. The remaining 50% vest in equal monthly increments over 24 months beginning June 1, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon (i) 461,457,281 Shares outstanding as of May 19, 2026, which is the total number of Shares outstanding as reported by the Issuer to the Reporting Persons, (ii) solely with respect to Messrs. Ault and Horne, 1,125,000 Shares underlying certain options held by him that are currently exercisable or become exercisable within 60 days, (iii) solely with respect to Mr. Nisser, 843,750 Shares underlying certain options held by him that are currently exercisable or become exercisable within 60 days and (iv) solely with respect to Mr. Cragun, 562.500 Shares underlying certain options held by him that are currently exercisable or become exercisable within 60 days.

Based on the 461,457,281 Class A Shares, 23,959,244 Class B Shares, 3,000 shares of Series B Preferred Stock, 50,000 shares of Series C Preferred Stock, 960 shares of Series G Preferred Stock and 4,000 shares of Series H Preferred Stock outstanding as of May 19, 2026, as reported by the Issuer to the Reporting Persons, which represents all voting securities of the Issuer, Ault & Company and Mr. Ault's beneficial ownership of Shares represents 21.96% and 22.06%, respectively, of the Issuer's total voting power, which differs from the total beneficial ownership on conversion as (i) the Class B Shares are entitled to cast 10 votes for each share, compared to 1 vote for each Class A Share, and (ii) for purposes of complying with NYSE American regulations, the conversion price of the various shares of preferred stock, for purposes of determining the number of votes the holder is entitled to cast, is based on the closing sale price of the Class A Shares on the trading day immediately prior to the date of execution of the applicable securities purchase agreement.

As of the date hereof, Ault & Company may be deemed to beneficially own 493,762,908 Class A Shares, consisting of (i) 2,600,005 Class A Shares, (ii) 14,679,698 shares of Class A Shares issuable upon conversion of 14,679,698 Class B Shares, (iii) 432,900,430 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock, (iv) 8,311,688 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock, (v) 34,632,035 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock and (vi) 639,052 Class A Shares issuable upon exercise of outstanding warrants. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $183.58 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Amendment No. 14, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are based upon a conversion price of $0.1155.

Percentage: 51.8%

As of the date hereof, Mr. Ault may be deemed to beneficially own 495,555,929 Class A Shares, consisting of (i) 1,125,000 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) 666,300 Class A Shares beneficially owned directly (iii) 1,721 Class A Share issuable upon conversion of 1,721 Class B Shares beneficially owned directly and (iv) the 493,762,908 Class A Shares beneficially owned by Ault & Company, that, as the Chief Executive Officer and Chairman of A&C, Mr. Ault may be deemed to beneficially own.

Percentage: 52.0%

As of the date hereof, Mr. Horne beneficially owned 1,250,001 Class A Shares, consisting of (i) 1,250,000 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days and (ii) one Class A Share issuable upon conversion of one Class B Share.

Percentage: Less than 1%

As of the date hereof, Mr. Nisser beneficially owned 843,753 Class A Shares, consisting of (i) 843,750 Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days, (ii) two Class A Shares and (iii) one Class A Share issuable upon conversion of one Class B Share.

Percentage: Less than 1%

As of the date hereof, Mr. Cragun beneficially owned 562,500 Class A Shares, representing Class A Shares issuable upon exercise of stock options that are currently exercisable or exercisable within 60 days.

Percentage: Less than 1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Ault & Company:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 493,762,908
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 493,762,908

Mr. Ault:
1. Sole power to vote or direct vote: 1,793,021
2. Shared power to vote or direct vote: 493,762,908
3. Sole power to dispose or direct the disposition: 1,793,021
4. Shared power to dispose or direct the disposition: 493,762,908

Mr. Horne:
1. Sole power to vote or direct vote: 1,250,001
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,250,001
4. Shared power to dispose or direct the disposition: 0

Mr. Nisser:
1. Sole power to vote or direct vote: 843,753
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 843,753
4. Shared power to dispose or direct the disposition: 0

Mr. Cragun:
1. Sole power to vote or direct vote: 562,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 562,500
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

None of the Reporting Persons have engaged in any transactions in the Shares during the past sixty days except as set forth in Exhibit 1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Transactions in Securities of the Issuer During the Past Sixty Days

## Signatures
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Chief Executive Officer (05/21/2026)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (05/21/2026)
- HORNE WILLIAM B: /s/ William B. Horne, William B. Horne (05/21/2026)
- NISSER HENRY CARL: /s/ Henry C. Nisser, Henry C. Nisser (05/21/2026)
- CRAGUN KENNETH S: /s/ Kenneth S. Cragun, Kenneth S. Cragun (05/21/2026)